EXHIBIT 99.1

Senstar Technologies Reports
 Fourth Quarter and Full Year 2022 Financial Results

Ramat Gan, Israel, April 20, 2023 – Senstar Technologies (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, today announced its financial results for the three and twelve months ended December 31, 2022. Management will hold an investors' conference call later today (at 10 a.m. Eastern Time) to discuss the results.

Full Year 2022 Business Highlights:

(Full year 2022 results for the twelve months ended December 31, 2022 are compared to the comparable twelve month period of 2021, except as mentioned.)

•	Revenue grew to $35.6 million versus $34.9 million, with gross margin of 61% compared to 63%.

•	Operating expense reduced by 4% for an operating income increase of over 37% to $1.5 million versus $1.1 million.

•	Net income from continuing operations increased to $4.0 million, up from a net loss from continuing operations of $(2.2) million.

•	EBITDA from continuing operations grew 13% to $2.9 million, compared with $2.6 million.

•	Cash and short term bank deposits of $15.0 million, or $0.65 per share, and zero debt as of December 31, 2022.

•	Launched award-winning Symphony Sensor Fusion Engine, a breakthrough technology that synthesizes data from separate systems to generate actionable information.

•	Awarded two significant contracts in the energy sector in the USA and Canada for a combined value of over $2 million to reinforce the security of several major strategic sites.

Fourth Quarter 2022 Business Highlights:

(Fourth quarter 2022 results for the three months ended December 31, 2022 compared to the comparable three month period of 2021, except as mentioned.)

•	Revenue increased by 10% to $9.9 million with gross margin of 57% versus $9 million with gross margin of 58%.

•	Operating expense reduced by 28%, delivering operating income of $0.9 million versus an operating loss of ($1.2) million in the fourth quarter of 2021.

•	Net income from continuing operations rose to $3.5 million, up from a net loss from continuing operations of ($2.2) million.

•	EBITDA from continuing operations increased to $1.2 million from an EBITDA loss of ($0.7) million.

Mr. Dror Sharon, Chief Executive Officer of Senstar Technologies, stated, “We finished 2022 on a high note with revenue growth of 10% in the fourth quarter. We maintained a strong and stable gross margin of 57%, despite the ongoing supply chain-related extension of lead times and related price increases, as we were able to pass some of the price increases on to our customers. By maintaining our expense controls in the fourth quarter, we delivered an increase of 37% in operating income and a 13.2% increase in EBITDA, year over year. Our strategic decision to divest Magal Integration Solutions for $35 million in cash in 2021 enabled us to concentrate on our core strengths and invest in areas with the greatest growth potential, which delivered significant returns for our shareholders in 2022. The products and software Senstar released in 2022 garnered industry recognition and awards.”

Mr. Sharon continued, “This is my last earnings report with Senstar Technologies after five years with the company. I am delighted to have been a part of such a remarkable organization. While we had challenges during COVID, the resilience of the Magal-Senstar group was inspiring. The Senstar group is well-established to support the future growth of the four key verticals (Correction, Logistics, Oil&Gaz and Utilities), which delivered solid growth in 2022. Senstar’s excellent team has been led by Managing Director Mr. Fabien Haubert for the past three years. Fabien and his team have done a fantastic job of focusing the company, investing in the right direction and maintaining high gross and EBITDA margins. I am proud of the advancements in our product offerings and the accomplishments of the talented and dedicated team. I want to thank all our employees worldwide for their ongoing commitment to our strategy, delivering excellence in products and service, improving our profitability and ultimately delivering shareholder value.

Sharon concluded, “Senstar Technologies’ board of directors has appointed Mr. Fabien Haubert as interim CEO, starting April 21st, 2023. Prior to serving as Managing Director for Senstar, Fabien was the Company’s VP of Sales in EMEA. During his tenure, he successfully led a major change in the Company’s strategy during the challenging time of COVID 19. I am confident that appointing Fabien as the interim CEO will serve the company in the best way.”

Full Year 2022 Financial Results Summary

Revenue for 2022 was $35.6 million, an increase of 1.8% compared with $34.9 million in 2021. The increase in annual revenue was primarily due to some recovery in our business which was impacted by the COVID-19 pandemic.

Gross profit was $21.5 million, or 60.5% of revenue, for 2022 compared with $22.0 million, or 63.0% of revenue, in 2021. The decrease in gross margin was primarily due to a shift in revenue mix and increases in material costs.

Operating expenses were $20.0 million, a decrease of 4.2% compared to the prior year’s operating expenses of $20.9 million. The decrease in operating expenses is primarily attributable to an improvement in efficiencies which decreased expenses related to R&D, sales and marketing activities.

Operating income for 2022 was $1.5 million compared to $1.1 million in the year-ago period.

Financial income was $0.1 million in 2022 compared to financial expense of ($1.0) million in the year-ago period. Financial expense is primarily due to the adjustment of monetary assets and liabilities denominated in currencies other than the functional currency of our operational entities. At the end of each period, a change in currency valuation of monetary assets and liabilities is recorded as a non-cash financial expense or income.

Income from continuing operations was $4.0 million in 2022 compared to a loss from continuing operations of ($2.2) million in the prior year.

Net income in 2022 was $3.8 million, or $0.16 per share, versus $6.4 million, or $0.28 per share, in 2021. The net income in the current period includes a net loss from discontinued operations of ($0.2) million versus net income from discontinued operations of $8.6 million in the year ago period.

EBITDA from continuing operations for 2022 was $2.9 million versus $2.6 million in 2021.

Fourth Quarter 2022 Financial Results Summary

Revenue for the fourth quarter of 2022 was $9.9 million, an increase of 10.0% compared with $9.0 million in the fourth quarter of 2021. Fourth quarter gross profit was $5.6 million, or 56.6% of revenue, compared with $5.2 million, or 58.1% of revenue, in the year ago quarter. The decrease in gross margin was primarily due to a shift in the mix of products sold during the quarter and increases in material costs.

Operating expenses were $4.7 million, a decrease of 27.6% compared to the prior year's fourth quarter operating expenses of $6.5 million. The decrease in operating expenses is primarily attributable to decreases in general and administrative and selling expenses compared to the 2021 period.

Operating income for the fourth quarter of 2022 was $0.9 million compared to an operating loss of ($1.2) million in the year-ago period.

Financial income was $0.3 million compared to financial expense of ($0.4) million in the fourth quarter last year.

Income from continuing operations was $3.5 million in the fourth quarter of 2022 compared to a loss from continuing operations of ($2.2) million in the year-ago quarter.

Net income in the fourth quarter of 2022 was $3.5 million or $0.15 per share versus a net loss of ($3.2) million, or ($0.14) per share in the fourth quarter of last year. Net income in the current period includes $0 from discontinued operations versus a net loss from discontinued operations of ($1.0) million in the year-ago quarter.

EBITDA from continuing operations for the fourth quarter of 2022 was $1.2 million versus an EBITDA loss from continuing operations of ($0.7) million in the fourth quarter of 2021.

Cash and cash equivalents and short term bank deposits of $15.0 million, or $0.65 per share, as of December 31, 2022, compared with $26.4 million, or $1.13 per share, at December 31, 2021.

Earnings Conference Call Information:

The Company will host a conference call later today, April 20, 2023. The call will begin promptly at 10 a.m. Eastern Time, 5 p.m. Israel Time, 3 p.m. UK Time. The Company requests that participants dial in 10 minutes before the conference call commences. To participate, please use one of the following teleconferencing numbers and the conference ID number 13737922.

Participant Dial-in Numbers:
Toll Free: Toll/International: Israel Toll Free: UK Toll Free:	1-877-407-9716 1-201-493-6779 1 809 406 247 0 800 756 3429

The conference call will also be available via a live webcast at https://viavid.webcasts.com/starthere.jsp?ei=1608608&tp_key=31d5c8dca8.

A replay link of the call will be available at https://senstartechnologies.com/ on April 20, 2023, after 1 pm Eastern time through May 4, 2023, at 11:59 pm Eastern time.

Replay Dial-in Numbers:
Toll Free: Toll/International: Replay Pin Number:	1-844-512-2921 1-412-317-6671 13737922

About Senstar Technologies

With innovative perimeter intrusion detection systems (including fence sensors , buried sensors , and above ground sensors ), intelligent video-management , video analytics , and access control , Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance and unify support. For 40 years, Senstar has been safeguarding people, places and property for organizations around the world, with a special focus in utilities , logistics , correction facilities, and energy markets.

For more information, visit the Company's website at www.senstartechnologies.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents the Non-GAAP presentation of EBITDA. This non-GAAP measure is not in accordance with, nor is it a substitute for, a GAAP measure. The Company uses EBITDA to evaluate and manage the Company's operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company's operations, the demand for the Company's products, global supply chains and economic activity in general.

For more information:

Senstar Technologies: Tomer Hay Chief Financial Officer Tel: +972-74-794-5200 Tomer.Hay@senstar.com	IR Contact: Kim Rogers Managing Partner Hayden IR +1 541-904-5075 Kim@HaydenIR

-- Tables follow --

SENSTAR TECHNOLOGIES
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended December 31,			Full Year Ended December 31,
	2022	2021	% change	2022	2021	% change
Revenue	9,910	9,011	10	35,558	34,916	2
Cost of revenue	4,300	3,774	14	14,056	12,935	9

Gross profit	5,610	5,237	7	21,502	21,981	(2)
Operating expenses:
Research and development, net	817	1,136	(28)	4,032	3,933	3
Selling and marketing	2,337	3,065	(24)	9,008	9,998	(10)
General and administrative	1,539	2,279	(32)	6,978	6,969	-
Total operating expenses	4,693	6,480	(28)	20,018	20,900	(4)

Operating income (loss)	917	(1,243)		1,484	1,081
Financial income (expenses), net	277	(392)		141	(1,011)

Income (loss) before income taxes	1,194	(1,635)		1,625	70

Taxes on income (tax benefits)	(2,257)	537		(2,404)	2,261

Income (loss) from continuing operations	3,451	(2,172)		4,029	(2,191)
Income (loss) from discontinued operations, net	-	(1,009)		(198)	8,607

Net income (loss)	3,451	(3,181)		3,831	6,416

Income (loss) attributable to redeemable non-controlling interests and non-controlling interests	-	(1)		-	(1)

Net income (loss) attributable to Senstar’s shareholders	3,451	(3,180)		3,831	6,417

Basic and diluted net income (loss) per share from continuing operations	$0.15	$(0.10)		$0.17	$(0.09)
Basic and diluted net income (loss) per share from discontinued operations, net	-	$(0.04)		$(0.01)	$0.37

Basic and diluted net income (loss) per share	$0.15	$(0.14)		$0.16	$0.28

Weighted average number of shares used in computing basic net income (loss) per share	23,309,987	23,286,288		23,308,001	23,208,589

Weighted average number of shares used in computing diluted net income (loss) per share	23,309,987	23,286,288		23,309,976	23,208,589

SENSTAR TECHNOLOGIES
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended December 31,		Full Year Ended December 31,
	2022%	2021%	2022%	2021%

Gross margin	56.6	58.1	60.5	63.0
Research and development, net as a % of revenues	8.2	12.6	11.3	11.3
Selling and marketing as a % of revenues	23.6	34.0	25.3	28.6
General and administrative as a % of revenues	15.5	25.3	19.6	20.0
Operating margin	9.3	-	4.2	3.1
Net margin from continuing operations	34.8	-	11.3	-

SENSTAR TECHNOLOGIES
 RECONCILIATION OF EBITDA FROM CONTINUING OPERATION TO INCOME (LOSS) FROM CONTINUING OPERATION
(All numbers expressed in thousands of US$)

	Three Months Ended December 31,		Full Year Ended December 31,
	2022	2021	2022	2021

GAAP income (loss) from continuing operations	3,451	(2,172)	4,029	(2,191)
Less:
Financial income (expenses), net	277	(392)	141	(1,011)
Taxes on income (tax benefits)	(2,257)	537	(2,404)	2,261
Depreciation and amortization	(325)	(514)	(1,430)	(1,492)
EBITDA from continuing operations	1,242	(729)	2,914	2,573

SENSTAR TECHNOLOGIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2022	2021
CURRENT ASSETS:
Cash and cash equivalents	$14,937	$26,397
Short-term bank deposits	110	-
Restricted cash and deposits	5	6
Trade receivables, net	9,973	7,723
Unbilled accounts receivable	350	26
Other accounts receivable and prepaid expenses	1,441	2,010
Inventories	8,443	5,751

Total current assets	35,259	41,913

LONG TERM ASSETS:

Deferred tax assets	1,981	502
Operating lease right-of-use assets	987	1,228

Total long-term assets	2,968	1,730

PROPERTY AND EQUIPMENT, NET	1,651	2,109

INTANGIBLE ASSETS, NET	1,142	2,186

GOODWILL	10,866	11,449

TOTAL ASSETS	$51,886	$59,387

SENSTAR TECHNOLOGIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2022	2021

CURRENT LIABILITIES:

Trade payables	$2,408	$2,710
Customer advances	239	390
Deferred revenues	2,866	2,704
Other accounts payable and accrued expenses	4,749	13,203
Short-term operating lease liabilities	248	276

Total current liabilities	10,510	19,283

LONG-TERM LIABILITIES:
Deferred revenues	1,463	1,690
Deferred tax liabilities	865	899
Accrued severance pay	330	523
Long-term operating lease liabilities	757	969
Other long-term liabilities	274	266

Total long-term liabilities	3,689	4,347

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2022 and December 31, 2021; Issued and outstanding: 23,309,987 shares at December 31, 2021 and 23,301,653 shares at December 31, 2021	6,799	6,796
Additional paid-in capital	30,503	30,394
Accumulated other comprehensive loss	(758)	1,222
Foreign currency translation adjustments (stand-alone financial statements)	9,654	9,687
Accumulated deficit	(8,511)	(12,342)

TOTAL SHAREHOLDERS' EQUITY	37,687	35,757

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$51,886	$59,387